November 12, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Paul Fischer
Celeste M. Murphy

Re:	Onconova Therapeutics, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed October 29, 2019
File No. 333-234360

Dear Mr. Fischer:

On behalf of Onconova Therapeutics, Inc. (the “Company”), we are responding to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 7, 2019 to Steven M. Fruchtman, M.D., President and Chief Executive Officer of the Company, with respect to the above referenced filing with the Commission by the Company. For your convenience, we have set forth below the Staff’s comment in italics, followed by the Company’s response.

Registration Statement on Form S-1, filed on October 29, 2019

Exhibit 3.1, Tenth Amended and Restated Certificate of Incorporation, page II-4

1.                                      We note that your forum selection provision in the Certificate of Incorporation filed as Exhibit 3.1 to the registration statement identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully advises the Staff that the Company’s forum selection provision provides that the Court of Chancery of the State of Delaware has exclusive jurisdiction over only certain matters to the “fullest extent permitted by applicable law.” Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, for which federal and state courts have concurrent jurisdiction, and the Securities Exchange Act of 1934, as amended, for which federal courts have exclusive jurisdiction.

In response to the Staff’s comment, the Company is filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement to include the following disclosure under “Description of Capital Stock — Anti-Takeover Law and Provisions in our Certificate of Incorporation and Bylaws” on page 20 of Amendment No. 1:

“Exclusive Forum Charter Provision

Our certificate of incorporation requires that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following:

•                  any derivative action or proceeding brought on behalf of the corporation;

•                  any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, creditors or other constituents;

•                  any action asserting a claim against the corporation arising pursuant to any provision of the Delaware General Corporation Law, the corporation’s certificate of incorporation or the bylaws of the corporation; or

•                  any action asserting a claim against the corporation governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.”

Additionally, the Company will add the following risk factor disclosure describing the Company’s forum selection provision and its intent in the Company’s future Annual Reports on Form 10-K and in future registration statements:

“Our Certificate of Incorporation designates the Court of Chancery of the State of  Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Certificate of Incorporation requires that the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following:

•                  any derivative action or proceeding brought on behalf of us;

•                  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, creditors or other constituents;

•                  any action asserting a claim against us arising pursuant to any provision of, the Delaware General Corporation Law, the Certificate of Incorporation or our bylaws; or

•                  any action asserting a claim against us governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.”

The Company respectfully requests the Staff’s assistance in completing the review as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to the undersigned at (215) 963-5262.

Very truly yours,

/s/ Joanne R. Soslow
Joanne R. Soslow
Morgan, Lewis & Bockius LLP

cc:	Steven M. Fruchtman, M.D. (Onconova Therapeutics, Inc.)
Mark Guerin (Onconova Therapeutics, Inc.)
Avi Oler (Onconova Therapeutics, Inc.)